UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

_______________P.F. Chang's China Bistro, Inc.___________

(Name of Issuer)

____________________COMMON STOCK___________________

(Title of Class of Securities)

_______________________________69333Y108___________________________

(CUSIP Number)

JAMES WEAVER
OMNI PARTNERS LLP
2ND FLOOR SALTERS HALL
4 FORE STREET
LONDON
EC2Y5DB
0207 847 7445
______________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

____________________________21 JUNE 2012___________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.     [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form arenot required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 69333Y108  Schedule 13D      Page 2 of 4 Pages

1.      Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

TIRESIAS CAPITAL LIMITED........................................

2.      Check the Appropriate Box if a Member of a Group:
(a)     x.......................................

(b)     Not applicable.......................................

3.      SEC Use Only ................................................

4.      Source of Funds .........00- FUNDS OF INVESTMENT ADVISORY CLIENTS
5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e): .....Not applicable.............

6.      Citizenship or Place of Organization ..CAYMAN ISLANDS...........

Number of       7. Sole Voting Power...603,539.....................
Shares Bene-
ficially owned  8. Shared Voting Power....0..........................
by Reporting    9. Sole Dispositive Power ......603,539............
Person With
     10. Shared Dispositive Power .......0................

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
...603,539............

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
......[  ]................

13.     Percent of Class Represented by Amount in Row (11)...2.84%......

14.     Type of Reporting Person...[IA]................

Item 1. Security and Issuer

The class of equities to which the statement relates is the common stock of PF Chang's China Bistro, Inc, a US corporation with principal offices at 7676 East Pinnacle Peak Road, Scottsdale, AZ 85255, United States.

Item 2. Identity and Background

The statement is filed by Tiresias Capital Limited of PO BOX 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Tiresias Capital Limited is an Investment Manager and is an exempted company incorporated with limited liability in the Cayman Islands. Tiresias is registered as an excluded person pursuant to the Securities Investment Business Law (2004 Revision) of the Cayman Islands.

Tiresias Capital Limited is the investment manager to the Omni Global
Fund Limited, a company incorporated with limited liability under the laws of the Cayman Islands, and Claro Global Fund Limited, a company incorporated with limited liability under the laws of the Cayman Islands.

Tiresias Capital is also the Investment Advisor to the Hartford Growth
 Fund, an open-ended investment company incorporated in the Bahamas and a managed account for First New York Securities LLC and MAP155 segregated portfolio.


CUSIP No. 69333Y108           Schedule 13D             Page 3 of 4 Pages

Item 3. Source and Amount of Funds or Other Consideration

The reporting person used an aggregate of approximately $30,643,214 of client funds to purchase the securities reported.

Item 4. Purpose of Transaction

The reporting person purchased the Securities for investment purposes. The reporting person may acquire further shares or dispose of some or all of the Securities.

Item 5. Interest in Securities of the Issuer
At the time of filing this report, the aggregate number of securities is 603,539 representing 2.84% of the shares outstanding. The reporting person, Tiresias Capital Limited, has the sole power to direct the vote and dispose or direct the disposition of securities. The transactions in the class of securities are set out below identifying the transactions, price, amount and identity of the fund money used. 5(d) and (e) do not apply

CUSIP No. 69333Y108         Schedule 13D               Page 4 of 4 Pages


Fund	Trade Date	Type	Price	Amount	Gross Price	USD Value
Claro Fund	21-Jun-12	Sell	51.4	5,004.00	51.4	-257,205.60
Claro Fund	21-Jun-12	Sell	51.38	31,500.00	51.38	-1,618,470.00
Claro Fund	20-Jun-12	Sell	51.4013	2,196.00	51.4013	-112,877.25
Claro Fund	14-Jun-12	Sell	50.9593	3,021.00	50.9593	-153,948.05
Claro Fund	13-Jun-12	Purchase	51.11	9,450.00	51.11	482,989.50
Claro Fund	12-Jun-12	Purchase	51.1	31,500.00	51.1	1,609,650.00
Claro Fund	12-Jun-12	Purchase	51.1089	15,750.00	51.1089	804,965.18
Claro Fund	12-Jun-12	Purchase	51.10	3,150.00	51.10	160,965.00
Claro Fund	08-Jun-12	Purchase	51.12	1,309.00	51.12	66,921.71
Claro Fund	06-Jun-12	Purchase	50.96	12,600.00	50.96	642,033.00
Claro Fund	04-Jun-12	Purchase	50.755	2,656.00	50.755	134,805.28
Claro Fund	22-May-12	Purchase	51.2945	3,240.00	51.2945	166,194.18
Claro Fund	01-May-12	Sell	51.4952	2,970.00	51.4952	-152,940.74
Claro Fund	01-May-12	Purchase	51.44	2,970.00	51.44	152,776.80
Hartford Growth	21-Jun-12	Sell	51.4	14,273.00	51.4	-733,632.20
Hartford Growth	21-Jun-12	Sell	51.38	84,581.00	51.38	-4,345,771.78
Hartford Growth	20-Jun-12	Sell	51.4013	6,115.00	51.4013	-314,318.95
Hartford Growth	14-Jun-12	Sell	50.9593	8,617.00	50.9593	-439,116.29
Hartford Growth	13-Jun-12	Purchase	51.11	26,955.00	51.11	1,377,670.05
Hartford Growth	12-Jun-12	Purchase	51.1	89,850.00	51.1	4,591,335.00
Hartford Growth	12-Jun-12	Purchase	51.1089	44,925.00	51.1089	2,296,067.33
Hartford Growth	12-Jun-12	Purchase	51.10	8,985.00	51.10	459,133.50
Hartford Growth	08-Jun-12	Purchase	51.12	3,735.00	51.12	190,949.26
Hartford Growth	06-Jun-12	Purchase	50.96	30,521.00	50.96	1,555,197.56
Hartford Growth	04-Jun-12	Purchase	50.755	2,949.00	50.755	149,676.50
Hartford Growth	22-May-12	Purchase	51.2945	11,670.00	51.2945	598,606.82
Hartford Growth	01-May-12	Sell	51.4952	10,670.00	51.4952	-549,453.78
Hartford Growth	01-May-12	Purchase	51.44	10,670.00	51.44	548,864.80
First New York	21-Jun-12	Sell	51.4	7,133.00	51.4	-366,636.20
First New York	21-Jun-12	Sell	51.38	50,169.00	51.38	-2,577,683.22
First New York	20-Jun-12	Sell	51.4013	3,281.00	51.4013	-168,647.67
First New York	14-Jun-12	Sell	50.9593	4,306.00	50.9593	-219,430.75
First New York	13-Jun-12	Purchase	51.11	13,470.00	51.11	688,451.70
First New York	12-Jun-12	Purchase	51.1	44,900.00	51.1	2,294,390.00
First New York	12-Jun-12	Purchase	51.1089	22,450.00	51.1089	1,147,394.81
First New York	12-Jun-12	Purchase	51.10	4,490.00	51.10	229,439.00
First New York	08-Jun-12	Purchase	51.12	1,866.00	51.12	95,397.94
First New York	06-Jun-12	Purchase	50.96	23,379.00	50.96	1,191,276.95
First New York	04-Jun-12	Purchase	50.755	8,368.00	50.755	424,717.84
First New York	01-May-12	Purchase	51.5249	4,270.00	51.5249	220,011.32
First New York	01-May-12	Sell	51.4952	4,270.00	51.4952	-219,884.50
First New York	01-May-12	Purchase	51.44	4,270.00	51.44	219,648.80
Omni Global Fund	21-Jun-12	Sell	51.4	44,043.00	51.4	-2,263,810.20
Omni Global Fund	21-Jun-12	Sell	51.38	281,843.00	51.38	-14,481,093.34
Omni Global Fund	20-Jun-12	Sell	51.4013	19,462.00	51.4013	-1,000,372.10
Omni Global Fund	14-Jun-12	Sell	50.9593	26,590.00	50.9593	-1,355,007.79
Omni Global Fund	13-Jun-12	Purchase	51.11	83,175.00	51.11	4,251,074.25
Omni Global Fund	12-Jun-12	Purchase	51.1	277,250.00	51.1	14,167,475.00
Omni Global Fund	12-Jun-12	Purchase	51.1089	138,625.00	51.1089	7,084,971.26
Omni Global Fund	12-Jun-12	Purchase	51.10	27,725.00	51.10	1,416,747.50
Omni Global Fund	08-Jun-12	Purchase	51.12	11,524.00	51.12	589,156.43
Omni Global Fund	06-Jun-12	Purchase	50.96	110,900.00	50.96	5,650,909.50
Omni Global Fund	04-Jun-12	Purchase	50.755	26,758.00	50.755	1,358,102.29
Omni Global Fund	22-May-12	Purchase	51.2945	29,250.00	51.2945	1,500,364.13
Omni Global Fund	01-May-12	Sell	51.4952	26,750.00	51.4952	-1,377,496.60
Omni Global Fund	01-May-12	Purchase	51.44	26,750.00	51.44	1,376,020.00
MAP_155	21-Jun-12	Sell	51.4	8,975.00	51.4	-461,315.00
MAP_155	21-Jun-12	Sell	51.38	51,907.00	51.38	-2,666,981.66
MAP_155	20-Jun-12	Sell	51.4013	3,809.00	51.4013	-195,787.55
MAP_155	14-Jun-12	Sell	50.9593	5,419.00	50.9593	-276,148.45
MAP_155	13-Jun-12	Purchase	51.11	16,950.00	51.11	866,314.50
MAP_155	12-Jun-12	Purchase	51.1	56,500.00	51.1	2,887,150.00
MAP_155	12-Jun-12	Purchase	51.1089	28,250.00	51.1089	1,443,826.43
MAP_155	12-Jun-12	Purchase	51.10	5,650.00	51.10	288,715.00
MAP_155	08-Jun-12	Purchase	51.12	2,348.00	51.12	120,039.86
MAP_155	06-Jun-12	Purchase	50.96	22,600.00	50.96	1,151,583.00
MAP_155	22-May-12	Purchase	51.2945	5,840.00	51.2945	299,559.88
MAP_155	01-May-12	Sell	51.4952	5,340.00	51.4952	-274,984.37
MAP_155	01-May-12	Purchase	51.44	5,340.00	51.44	274,689.60





Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Tiresias Capital Limited is the investment manager to the Omni Global
Fund Limited, a company incorporated with limited liability under the laws of the Cayman Islands, and Claro Global Fund Limited, a company incorporated with limited liability under the laws of the Cayman Islands.

Tiresias Capital is also the Investment Advisor to the Hartford Growth
 Fund, an open-ended investment company incorporated in the Bahamas and a managed account for First New York Securities LLC and MAP155 segregated portfolio.

Item 7.  Material to be Filed as Exhibits.   N/A

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  22 June 2012
TIRESIAS CAPITAL LIMITED
Name:  DIRECTOR GAVIN SIMPSON